May 12, 2005
By Edgar "CORRESP"

Ms. Meagan Caldwell
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re: COLONIAL COMMERCIAL CORP. ("COMPANY") 2004 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Caldwell:

Thank you for your letter of May 3, 2005. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

     1. We acknowledge your first comment and will include the revisions referred to later in this letter in our future filings.

     2. In your Comment 2 you request information regarding amounts spent by the Company for company-sponsored research and development.

               a. There was no Company sponsored research and development during the period covered by the Report. Accordingly, no disclosure was made under Item 101(c)(1)(xi) of Regulation S-K.

     3. In your Comment 3 you request detailed information on sales and cost of sales related to designated products and product lines, reasons for changes in product mix and/or volume, and the status of additional product lines referred on page F-8.

               a. As disclosed in Part I, Item 1(c) and Note 1(a) to the financial statements on page F-8, the Company regards itself as being engaged in only one continuing industry segment: wholesale distribution of heating, ventilation, air conditioning equipment and high-end plumbing fixtures.

               b. Item 101(c)(1)(i) of Regulation S-K requires that the registrant disclose only

                         i. The principal products produced and services rendered by the registrant in the industry segment and the principal markets for, and methods of distribution of, the segment's principal products and services. In addition, state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years.

                         ii. Item 1 of Form 10-K, which calls for the information referred to in Item 101, limits the required disclosure to the period covered by the Report.

               c.   The Company provided the required information in Part
                    I, Item 1(d) as follows: "We estimate that 85% of our sales are for replacement and/or renovation, and that the remaining 15% of sales are for new construction projects. We also estimate that 80% of our sales are for the residential market, and that the 20% balance of our sales are for the commercial market. The Company's sales are comprised of approximately 42% HVAC equipment, 38% parts and accessories, 15% climate control systems, and 5% high end plumbing supplies."

               d. The Company respectfully submits that to provide additional information on products and product lines would place it at a competitive disadvantage relative to other companies in the industry that do not make this disclosure.

               e. Your comment also requests that we set out reasons for changes in volume.

                         i. The Company believes that it has adequately disclosed the reasons for changes in volume. The Company disclosed in its MD&A that "Sales for the year ended December 31, 2004 were $61,454,128, an increase of $16,782,992 (37.6%), from $44,671,136 in 2003. This increase reflects approximately $9,625,000 additional sales from the inclusion of sales from RAL for the full year of 2004 as compared to three months of 2003. In addition, $3,337,000 of the increase resulted from two new locations for a full year compared to six months in 2003 and the balance relates to increased market penetration from existing locations."

                         ii. In Part I, Item 1(d) the Company explained that "RAL distributes high-end plumbing fixtures through four showrooms located in Fishkill, Middletown, New Windsor and Suffern, New York. It also distributes heating, ventilating, and air conditioning supplies to contractors through these locations as well as through two additional locations in Poughkeepsie and Peekskill, New York."

               f. With regard to your reference to page F-8 regarding additional product lines, no new product lines have been added since September 2003 when the Company acquired RAL.

               g. You further request information regarding changes in selling, general and administrative expenses. This information appears under MD&A as follows:

                         i. Selling, general, and administrative expenses in 2004 increased $4,796,450 or 40.4% over 2003, primarily related to the full year costs of the RAL acquisition, two new locations opened in 2003, and the opening of the Deptford location on November 1, 2004.

               h. As a result of the foregoing, we respectfully submit that no changes are required in the MD&A disclosure for the year ended December 31, 2004 as compared to the year ended December 31, 2003. On the other hand, we are mindful of the Staff's interest in this area and in future filings we will carefully review all relevant requirements including the areas that you raised in your letter.

     4. In your Comment 4 you request information relating to the impact that the demand nature of our debt can have on our liquidity. We will disclose in future filings whether the Company believes that the credit facility is sufficient to finance its current operating needs and that the business of the Company would be materially and adversely affected if the bank demands payment of the loan and the Company is unable to refinance the loan.

     5. In your Comment 5 you request information regarding compliance with debt covenants. We have been and are in compliance with all debt covenants and will provide the relevant disclosure in future filings.

     6. In your Comment 6 you ask that we revise the table of contractual cash obligations to include estimated interest payments.

               a. The majority of interest payments relate to the credit facility, which is due on demand, and is recorded as a current liability in the financial statements. To be consistent with the presentation of the debt as current would require that interest be presented only for the first year of the five-plus-year span of the table. At the same time, there is no assurance that interest will be payable for even a year if the debt is called. Conversely, the debt can remain outstanding for more than a year, so that interest will accrue for more than a year. We submit that because of the resulting confusion, the Company should prepare this table consistent with what we understand to be industry practice, which is not to include interest at all.

                    Notwithstanding the above, if it is the SEC's position that such interest calculations be designated in the table, we would be pleased to include the same in future filings with the interest being estimated as if the credit facility were called on December 31 of the first year of the table.

     7. In your Comment 7 you ask that that we discuss the terms and conditions of agreements that we have with manufacturers in "Summary of Significant Accounting Policies and Practices in the Notes" to our financial statements.

               a.   We provide the following information in Part I, Item
                    1(d): "We have no long term agreement with any customer. We deal with our customers on a purchase order by purchase order basis. We have no assured stability in our customer base. We have no material long term agreements with any supplier. Certain of our supplier agreements limit the sale of competitive products in designated markets that we serve." In future filings we will include equivalent information in the Notes to our financial statements.

     8. In your Comment 8 you ask that we discuss in Revenue Recognition in the Notes to our financial statements revenues received for technical assistance and training to customers and you also ask whether the Company has customer service contracts.

               a. Training revenue was not disclosed in revenue recognition because it was not material. Gross receipts were $26,913 and expenses were $11,255 giving a net income from training of $15,658. We will make the appropriate disclosure in future filings if there are material revenues of this kind.

              b.   The Company has no customer service contracts.

     9. In your Comment 9 you request that we expand our disclosure regarding inventory shipments to include whether we include in our "cost of sales" line item the following: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of our distribution network. You also request that we note that our gross margins are not comparable to those of other entities that include these costs in cost of sales.

               a. Our line item excludes incoming freight, purchasing, receiving, inspection, warehousing and handling costs, as we include these costs in selling, general and administrative expenses. We will include this information in future filings and we will indicate that our gross margins may differ from others in this or similar industries that do include these items in their costs of sales line item.

     10. In your Comment 10 you ask whether our preferred stock is redeemable and whether under SFAS 150 the preferred stock should be presented within Stockholders' equity.

               a. The terms of the convertible preferred stock are that they are redeemable at $7.50 per share, but only at the option of the Company. The Company is not obligated to redeem the preferred stock and the preferred stock has no maturity or due date. The preferred stock is not entitled to dividends unless dividends are declared on the common stock. Except for a preference in liquidation, the preferred stock is in all other respects similar to the common stock. Based on the stocks features we feel that it is purely an equity instrument and therefore we do not feel that it meets the requirements set forth in SFAS 150 requiring certain instruments to be classified as liabilities.

     11. In your Comment 11 you ask for an explanation of why we reflect 592,370 shares of preferred stock as having been purchased at $0.60 per share even though we mention elsewhere that the preferred stock is redeemable at $7.50 per share.

               a. The purchase and retirement of 592,370 shares of convertible preferred stock at $0.60 per share was not a redemption. As set out in Part II, Item 5, these shares were escheated shares that the Company purchased from the State of Ohio in an arms length transaction.

     12. In your Comment 12 you request that we provide additional disclosure regarding asbestos claims. In our filing we said:

               "Universal Supply Group, Inc. is a New York corporation ("Universal"). In June 1999, Universal acquired substantially all of the assets of Universal Engineering Co., Inc. and Universal Supply Group, Inc., a New Jersey corporation, including its name. The name of Universal Supply Group, Inc. (the selling corporation) was subsequently changed to Hilco, Inc. In 1998, Hilco, Inc. acquired the assets of Amber Supply Co., Inc., previously known as Amber Oil Burner Supply Co., Inc., Universal Engineering Co., Inc., Amber Supply Co., Inc., Amber Oil Burner Supply Co., Inc. and Hilco, Inc. are referred to as the "Predecessors." The majority shareholders of the predecessors are John A. Hildebrandt and Paul Hildebrandt. Paul Hildebrandt was a director of the Company from September 29, 2004 to January 28, 2005. Universal has been joined as a defendant with Predecessors and many other companies in numerous product liability lawsuits brought in the Superior Court of New Jersey (Middlesex County) that allege injury due to asbestos. These actions have been managed by the Predecessor's historic product liability insurance carriers, and all claims, including all defense and settlement costs, to date have been covered and paid by those carriers. Counsel representing the Company in these matters has advised that they are not aware of any material pending or threatened litigation, claims or assessments, except for one matter of which any verdict or settlement will be covered by insurance. John A. Hildebrandt, Paul Hildebrandt and the Predecessors have also indemnified Universal against all asbestos claims. The asbestos claims that have been filed to date stem primarily from products sold by the Predecessors prior to 1999 that were manufactured and/or packaged by a third party, which allegedly contained asbestos. The Company does not believe that it will be materially adversely affected by these lawsuits."

          Based on the foregoing, we respectfully submit that our disclosure is sufficient.

     13. In your Comment 13, you request further information on our accounting for leases. We will make the appropriate disclosure in future filings including a disclosure substantially in the following form in the Notes to the financial statements: The Company recorded lease payments via the straight line method and, for leases with step rent provisions whereby the rental payments increase over the life of the lease, the Company recognizes the total minimum lease payments on a straight-line basis over the lease term.

     14. In your Comment 14 you ask us to update the exhibit to include the most current information relating to the Company's subsidiaries. The exhibit currently contains, and in future filings will continue to contain, the most current information relating to the Company's subsidiaries.

                                       ***

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              Sincerely,

                                              /s/ Bernard Korn
                                              ----------------------------
                                              Bernard Korn
                                              Chief Executive Officer